VEON Average and closing rates of functional currencies to USD Index sheet Consolidated VEON Long Name ISO code 4Q22 4Q21 YoY 4Q22 4Q21 YoY Consolidated VEON Pakistan Rupee PKR 222.98 174.52 (27.8%) 226.66 176.80 (28.2%) Customers Bangladeshi Taka BDT 102.77 85.73 (19.9%) 103.14 86.09 (19.8%) Pakistan Ukraine Hryvnia UAH 36.57 26.68 (37.1%) 36.57 27.28 (34.1%) Bangladesh Kazakhstan Tenge KZT 468.00 430.01 (8.8%) 462.65 431.67 (7.2%) Ukraine Uzbekistan Som UZS 11,175.68 10,742.07 (4.0%) 11,225.46 10,837.66 (3.6%) Uzbekistan Kyrgyzstan Som KGS 83.80 84.79 1.2% 85.68 84.76 (1.1%) Russian Ruble RUB 62.42 72.61 14.0% 70.34 74.29 5.3% Georgia Lari GEL 2.73 3.13 12.7% 2.70 3.10 12.9% Algeria Dinar DZD 139.11 138.16 (0.7%) 137.35 138.81 1.0% Euro EUR 0.98 0.87 (12.0%) 0.93 0.88 (6.2%) Average rates Closing rates

VEON index page (in USD millions, unless stated otherwise, unaudited) Consolidated* 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Total revenue 913 966 983 988 968 957 890 940 3,482 3,850 3,755 Service revenue 876 928 944 942 925 919 854 901 3,355 3,690 3,600 EBITDA 442 448 502 448 446 464 380 453 1,625 1,840 1,743 EBITDA margin (%) 48.4% 46.4% 51.0% 45.3% 46.0% 48.5% 42.7% 48.2% 46.7% 47.8% 46.4% EBIT 254 256 284 956 231 224 339 246 855 1,751 1,039 Profit/(Loss) before tax 131 124 124 813 211 113 134 217 405 1,192 676 Net income/(loss) attributavle to VEON shareholders 129 101 145 299 (140) 135 (512) 200 (349) 674 (317) CAPEX 193 189 149 277 177 206 187 263 1,785 808 832 LTM CAPEX / LTM Total revenue 65.5% 78.7% 133.4% 21.0% 20.3% 20.8% 22.2% 22.1% 24.5% 21.0% 20.3% Equity Free Cash Flow after licenses 9 (59) 168 (52) (56) (282) 168 16 30 66 (154) Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof * Prior year comparatives restated for two previous years from the last year reported in this factbook, without restatement of quarterly amounts for FY20 ** Pre-IFRS16 values (values before adjustments related to IFRS16)

VEON index page (in millions) Mobile customers* 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Pakistan 62.0 62.8 64.2 66.4 69.2 69.8 71.4 72.6 75.0 75.5 75.0 73.7 66.4 72.6 73.7 Bangladesh 33.6 32.1 32.8 33.2 34.3 34.4 34.8 35.1 35.9 36.3 37.0 37.6 33.2 35.1 37.6 Ukraine 26.0 25.4 25.8 25.9 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 25.9 26.2 24.8 Uzbekistan 7.7 7.1 6.8 6.8 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 6.8 7.1 8.4 Kazakhstan 9.6 9.4 9.7 9.5 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 9.5 9.9 10.6 Other 4.3 4.0 4.1 3.3 3.1 3.2 3.3 3.3 3.4 2.1 2.2 1.9 3.3 3.3 1.9 Total 143.3 140.9 143.5 145.1 148.6 149.7 152.3 154.1 158.0 156.7 157.2 156.9 145.1 154.1 156.9 Fixed line customers* 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Pakistan - - - - - - - - - - - - - - - Bangladesh - - - - - - - - - - - - - - - Ukraine 1.0 1.0 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.1 1.2 1.1 Uzbekistan 0.0 - - - - - - - - - - - - - - Kazakhstan 0.4 0.5 0.5 0.5 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.6 0.5 0.6 0.6 Other 0.1 0.1 0.1 0.0 0.0 0.0 0.0 0.0 - - - - 0.0 0.0 - Total 1.6 1.6 1.6 1.6 1.7 1.7 1.7 1.8 1.8 1.8 1.7 1.8 1.6 1.8 1.8 * Prior year comparatives restated for two previous years from the last year reported in this factbook

Pakistan index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Total revenue 316 288 303 325 347 370 349 341 338 325 289 332 1,233 1,408 1,285 Service revenue 293 266 278 297 318 340 320 307 306 296 263 304 1,134 1,285 1,169 EBITDA 147 133 188 144 156 161 173 153 158 152 120 224 612 643 654 EBITDA margin (%) 46.4% 46.1% 62.1% 44.4% 44.9% 43.5% 49.5% 44.8% 46.8% 46.8% 41.3% 67.6% 49.7% 45.7% 50.9% CAPEX 68 85 20 76 92 89 58 79 84 57 27 91 249 318 258 Data Revenue 102.2 97.8 107.3 119.0 129.0 135.7 137.2 132.4 138.8 137.0 122.1 123.5 426 534 521 Customers (mln) 62.0 62.8 64.2 66.4 69.2 69.8 71.4 72.6 75.0 75.5 75.0 73.7 66.4 72.6 73.7 ARPU (USD) 1.6 1.4 1.4 1.5 1.6 1.6 1.5 1.4 1.4 1.3 1.2 1.3 n.a. n.a. n.a. MOU (min) 500 475 469 472 464 450 431 437 428 423 396 416 n.a. n.a. n.a. MBOU 3,027 3,624 3,941 4,268 4,539 4,940 5,064 4,815 5,215 5,530 5,724 5,898 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.1% 3.6% 4.3% 5.0% 3.8% 5.4% 4.6% 5.1% 3.5% 5.5% 6.7% 8.0% n.a. n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Total revenue 49.3 47.1 50.7 52.3 55.0 57.2 57.3 59.4 60.1 63.5 64.2 73.9 199 229 262 Service revenue 45.7 43.4 46.5 47.8 50.4 52.5 52.5 53.6 54.3 57.7 58.4 67.7 183 209 238 EBITDA 22.9 21.7 31.4 23.2 24.7 24.8 28.4 26.6 28.1 29.7 26.5 49.8 99 105 134 EBITDA margin (%) 46.4% 46.1% 62.0% 44.4% 44.9% 43.4% 49.6% 44.8% 46.8% 46.8% 41.2% 67.4% 49.8% 45.7% 51.2% CAPEX 10.7 13.9 3.3 12.3 14.6 13.7 9.5 13.9 14.9 11.2 6.0 20.3 40 52 52 Data Revenue 15.9 16.0 17.9 19.1 20.5 20.9 22.5 23.1 24.6 26.8 27.1 27.5 69 87 106 Customers (mln) 62.0 62.8 64.2 66.4 69.2 69.8 71.4 72.6 75.0 75.5 75.0 73.7 66.4 72.6 73.7 ARPU (PKR) 247.3 230.6 241.8 241.4 246.0 249.4 245.5 246.0 243.6 253.5 256.0 300.1 n.a. n.a. n.a. MOU (min) 500 475 469 472 464 450 431 437 428 423 396 416 n.a. n.a. n.a. MBOU 3,027 3,624 3,941 4,268 4,539 4,940 5,064 4,815 5,215 5,530 5,724 5,898 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.1% 3.6% 4.3% 5.0% 3.8% 5.4% 4.6% 5.1% 3.5% 5.5% 6.7% 8.0% n.a. n.a. n.a. Additional KPI's 4G network coverage 54% 56% 56% 59% 54% 55% 55% 55% 56% 56% 57% 57% 59% 55% 57% 4G mobile customer penetration (3 Months active) 29% 30% 35% 38% 41% 44% 47% 48% 49% 51% 54% 56% 38% 48% 56% Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Total revenue 137 130 136 134 135 140 145 143 144 148 144 140 537 564 576 Service revenue 134 128 133 131 132 137 143 141 142 146 141 138 527 553 566 EBITDA 59 54 60 55 55 56 62 61 55 56 53 46 228 235 210 EBITDA margin (%) 43.0% 41.4% 43.9% 40.9% 41.1% 40.3% 42.5% 42.7% 38.2% 37.5% 37.3% 32.9% 42.4% 41.6% 36.5% CAPEX 44 15 18 49 26 16 12 35 47 57 49 43 126 88 196 Data Revenue 31.3 34.6 33.3 33.8 35.3 39.9 43.9 41.4 42.5 46.7 47.0 48.3 133 160 184 Customers (mln) 33.6 32.1 32.8 33.2 34.3 34.4 34.8 35.1 35.9 36.3 37.0 37.6 33.2 35.1 37.6 ARPU (USD) 1.3 1.3 1.4 1.3 1.3 1.3 1.4 1.3 1.3 1.3 1.3 1.2 n.a. n.a. n.a. MOU (min) 228.5 211.8 231.3 224.2 222.7 220.2 221.3 219.1 213.3 216.0 216.0 207.6 n.a. n.a. n.a. MBOU 1,936 2,506 2,326 2,422 2,805 3,600 4,150 4,152 4,383 4,694 5,120 5,532 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 7.5% 6.7% 4.8% 7.8% 6.2% 6.3% 5.9% 7.8% 6.6% 6.8% 6.5% 7.6% n.a. n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Total revenue 11.6 11.1 11.5 11.4 11.4 11.8 12.4 12.3 12.4 13.2 13.8 14.4 46 48 54 Service revenue 11.4 10.9 11.3 11.1 11.2 11.6 12.1 12.1 12.2 12.9 13.6 14.1 45 47 53 EBITDA 5.0 4.6 5.1 4.6 4.7 4.8 5.2 5.2 4.7 4.9 5.1 4.7 19 20 20 EBITDA margin (%) 43.0% 41.4% 43.9% 40.9% 41.1% 40.3% 42.5% 42.7% 38.2% 37.5% 37.2% 32.9% 42.4% 41.6% 36.4% CAPEX 3.7 1.3 1.6 4.1 2.2 1.3 1.0 3.0 4.0 5.0 4.8 4.4 11 8 18 Data Revenue 2.7 2.9 2.8 2.9 3.0 3.4 3.7 3.5 3.7 4.1 4.5 5.0 11 14 17 Customers (mln) 33.6 32.1 32.8 33.2 34.3 34.4 34.8 35.1 35.9 36.3 37.0 37.6 33.2 35.1 37.6 ARPU (BDT) 113 110 116 112 111 113 117 115 114 119 123 121 n.a. n.a. n.a. MOU (min) 228 212 231 224 223 220 221 219 213 216 216 208 n.a. n.a. n.a. MBOU 1,936 2,506 2,326 2,422 2,805 3,600 4,150 4,152 4,383 4,694 5,120 5,532 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 7.5% 6.7% 4.8% 7.8% 6.2% 6.3% 5.9% 7.8% 6.6% 6.8% 6.5% 7.6% n.a. n.a. n.a. Additional KPI's 4G network coverage 52% 52% 53% 60% 67% 68% 69% 69% 72% 77% 79% 81% 60% 69% 81% 4G mobile customer penetration (3 Months active) 17% 20% 21% 24% 26% 29% 33% 34% 35% 37% 40% 43% 24% 34% 43% Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Total revenue 238 223 236 237 245 257 270 282 276 252 219 224 933 1,055 971 EBITDA 161 151 160 157 167 173 183 181 171 156 126 123 630 704 575 EBITDA margin (%) 67.8% 67.8% 67.8% 66.5% 68.1% 67.4% 67.6% 64.2% 61.9% 61.8% 57.4% 54.7% 67.5% 66.8% 59.2% CAPEX 38 58 39 44 39 53 44 68 23 35 51 67 179 204 176 MOBILE Total revenue (Mobile) 221 208 220 220 227 239 251 262 257 236 204 209 869 980 906 Service Revenue (Mobile) 221 208 220 220 227 239 251 262 257 236 204 209 869 980 906 Data Revenue 119.7 117.0 124.7 127.2 137.2 143.0 151.1 159.0 151.5 136.0 118.6 120.3 489 590 527 Customers (mln) 26.0 25.4 25.8 25.9 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 25.9 26.2 24.8 ARPU (USD) 2.8 2.7 2.8 2.8 2.9 3.1 3.2 3.3 3.3 3.1 2.8 2.8 n.a. n.a. n.a. MOU (min) 603 641 621 651 633 620 595 621 624 567 557 559 n.a. n.a. n.a. MBOU 4,948 5,160 5,953 6,081 6,308 6,379 7,129 7,291 7,912 8,097 9,245 9,208 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.2% 5.4% 2.6% 3.6% 3.9% 3.1% 3.3% 4.2% 3.6% 7.9% 5.3% 2.9% n.a. n.a. n.a. FIXED-LINE Total revenue (Fixed) 15 14 14 15 16 17 17 18 17 15 14 13 59 68 59 Service revenue (Fixed) 15 14 14 15 16 17 17 18 17 15 14 13 59 68 59 FTTB revenue 10 10 9 9 10 11 11 11 10 9 7 8 38 43 35 FTTB customers (mln) 1.0 1.0 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.1 1.2 1.1 FTTB ARPU (USD) 3.2 3.1 2.9 2.8 3.1 3.1 3.1 3.1 2.9 2.6 2.2 2.3 n.a n.a n.a (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Total revenue 5,950 6,009 6,502 6,697 6,842 7,094 7,275 7,537 7,874 7,370 7,656 8,192 25,158 28,748 31,092 EBITDA 4,040 4,075 4,411 4,452 4,658 4,783 4,915 4,839 4,871 4,555 4,391 4,484 16,979 19,196 18,301 EBITDA margin (%) 67.9% 67.8% 67.8% 66.5% 68.1% 67.4% 67.6% 64.2% 61.9% 61.8% 57.4% 54.7% 67.5% 66.8% 58.9% CAPEX 964 1,561 1,076 1,251 1,077 1,462 1,190 1,822 659 1,032 1,815 2,453 4,851 5,551 5,960 MOBILE Total revenue (Mobile) 5,530 5,593 6,065 6,229 6,357 6,597 6,766 6,993 7,339 6,891 7,125 7,660 23,418 26,712 29,014 Service Revenue (Mobile) 5,530 5,593 6,065 6,229 6,357 6,597 6,766 6,993 7,339 6,891 7,125 7,660 23,418 26,712 29,014 Data Revenue 3,004 3,149 3,443 3,595 3,837 3,946 4,066 4,243 4,323 3,980 4,134 4,400 13,191 16,092 16,837 Customers (mln) 26.0 25.4 25.8 25.9 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 25.9 26.2 24.8 ARPU (UAH) 70.3 72.4 78.5 79.8 81.6 84.3 86.1 88.0 93.1 89.9 96.3 103.3 n.a. n.a. n.a. MOU (min) 603 641 621 651 633 620 595 621 624 567 557 559 n.a. n.a. n.a. MBOU 4,948 5,160 5,953 6,081 6,308 6,379 7,129 7,291 7,912 8,097 9,245 9,208 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.2% 5.4% 2.6% 3.6% 3.9% 3.1% 3.3% 4.2% 3.6% 7.9% 5.3% 2.9% n.a. n.a. n.a. FIXED-LINE Total revenue (Fixed) 384 388 399 430 451 464 465 480 483 449 477 470 1,602 1,859 1,879 Service revenue (Fixed) 384 388 399 430 451 464 465 480 483 449 477 470 1,602 1,859 1,879 FTTB revenue 248 257 259 266 291 295 297 298 297 266 273 290 1,030 1,180 1,127 FTTB customers (mln) 1.0 1.0 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.1 1.2 1.1 FTTB ARPU (UAH) 81.0 82.6 81.3 80.5 85.3 85.0 84.3 83.2 82.1 75.0 79.8 85.5 n.a n.a n.a Additional KPI's 4G network coverage 77% 81% 84% 86% 87% 89% 89% 90% 90% 93% 93% 94% 86% 90% 94% 4G mobile customer penetration 30% 31% 34% 36% 38% 40% 44% 46% 49% 47% 50% 53% 36% 46% 53% Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Total revenue 55 48 48 47 45 47 51 51 53 56 61 64 198 194 233 EBITDA 25.4 20.1 5.7 17.0 22.3 18.0 26.4 22.4 26.6 45.5 27.7 24.6 68 89 124 EBITDA margin (%) 46.4% 42.0% 11.9% 36.0% 49.5% 38.2% 51.7% 44.1% 50.3% 81.6% 45.6% 38.7% 34.5% 45.9% 53.4% CAPEX 5 21 12 14 12 3 6 14 5 35 16 5 52 36 61 MOBILE Total revenue (Mobile) 54 47 48 47 45 47 51 50 53 56 61 63 196 193 232 Service Revenue (Mobile) 54 47 48 47 45 47 51 50 53 56 61 63 196 193 232 Data Revenue 31.3 25.3 26.0 28.5 28.7 30.7 30.9 32.1 36.1 38.3 42.1 42.9 111.0 122.4 159.5 Customers (mln) 7.7 7.1 6.8 6.8 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 6.8 7.1 8.4 ARPU (USD) 2.3 2.1 2.3 2.3 2.2 2.3 2.5 2.4 2.4 2.4 2.5 2.5 n.a. n.a. n.a. MOU (min) 598 642 692 674 681 733 737 730 684 697 677 655 n.a. n.a. n.a. MBOU 2,816 3,292 4,192 4,684 4,703 5,034 5,559 6,231 6,726 7,007 7,903 8,714 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 17% 20% 16% 14% 13% 13% 14% 12% 11% 16% 13% 12% n.a. n.a. n.a. FIXED-LINE Total revenue (Fixed) 0.3 0.3 0.3 0.3 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.2 1.1 0.9 0.7 Service revenue (Fixed) 0.3 0.3 0.3 0.3 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.2 1.1 0.9 0.7 (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Total revenue 522 480 492 492 474 495 543 545 581 620 665 710 1,985 2,057 2,575 EBITDA 242 202 59 177 235 189 281 240 292 502 303 275 680 944 1,372 EBITDA margin (%) 46.4% 42.0% 12.0% 36.0% 49.5% 38.2% 51.7% 44.1% 50.3% 81.0% 45.6% 38.7% 34.2% 45.9% 53.3% CAPEX 49 212 122 146 128 34 65 151 57 390 180 54 529 379 681 MOBILE Total revenue (Mobile) 518 477 488 488 470 492 540 541 579 618 663 707 1,970 2,044 2,566 Service Revenue (Mobile) 515 476 488 487 470 492 540 541 579 618 663 705 1,967 2,043 2,564 Data Revenue 298.1 253.9 266.0 296.1 301.5 323.1 329.1 345.3 396.5 425.6 460.8 479.4 1,114 1,299 1,762 Customers (mln) 7.7 7.1 6.8 6.8 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 6.8 7.1 8.4 ARPU (UZS) 21,573 21,282 23,087 23,531 22,850 23,932 26,256 25,742 26,121 26,606 27,470 27,982 n.a. n.a. n.a. MOU (min) 598 642 692 674 681 733 737 730 684 697 677 655 n.a. n.a. n.a. MBOU 2,816 3,292 4,192 4,684 4,703 5,034 5,559 6,231 6,726 7007 7903 8714 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 17% 20% 16% 14% 13% 13% 14% 12% 11% 16% 13% 12% n.a. n.a. n.a. FIXED-LINE Total revenue (Fixed) 3.1 2.9 2.7 2.7 2.5 2.2 2.2 2.6 1.9 1.8 1.9 2.6 11 9 8 Service revenue (Fixed) 3.1 2.9 2.7 2.7 2.5 2.2 2.2 2.6 1.9 1.8 1.9 2.6 11 9 8 Additional KPI's 4G network coverage 26% 34% 47% 52% 60% 61% 61% 62% 62% 67% 75% 78% 52% 62% 78% 4G mobile customer penetration (3 Months active) 37% 39% 43% 46% 50% 54% 57% 61% 62% 62% 64% 66% 46% 61% 66% Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Kazakhstan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Total revenue 118 111 122 128 128 137 150 154 141 160 166 169 479 569 636 EBITDA 63 61 64 76 66 72 86 83 66 88 85 82 265 307 321 EBITDA margin (%) 53.6% 54.7% 52.9% 59.7% 51.5% 52.3% 57.6% 54.2% 46.5% 55.3% 51.1% 48.3% 55.3% 54.0% 50.4% CAPEX 25 28 17 49 21 24 24 66 14 19 39 50 119 135 123 MOBILE Total revenue (Mobile) 99 92 102 107 106 115 128 130 130 144 112 134 401 478 519 Service Revenue (Mobile) 98 92 100 103 102 111 122 123 124 140 106 127 392 459 497 Data Revenue 47.8 47.7 50.3 53.5 57.5 65.2 69.3 73.2 74.3 85.7 56.1 77.0 199 265 293 Customers (mln) 9.6 9.4 9.7 9.5 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 9.5 9.9 10.6 ARPU (USD) 3.3 3.2 3.5 3.5 3.6 3.9 4.2 4.1 4.0 4.7 3.4 4.0 n.a. n.a. n.a. MOU (min) 298 332 336 322 311 334 326 309 314 298 284 262 n.a. n.a. n.a. MBOU 7,677 8,729 9,795 11,258 12,194 12,261 13,330 14,430 14,303 14,974 15,835 17,207 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 16.2% 9.1% 7.2% 10.7% 7.7% 6.0% 6.4% 6.5% 5.8% 6.2% 6.4% 6.8% n.a. n.a. n.a. FIXED-LINE Total revenue (Fixed) 18 19 20 21 22 23 23 24 12 15 54 36 78 91 117 Service revenue (Fixed) 18 19 20 21 22 23 23 24 12 15 54 36 78 91 116 FTTB revenue 8 9 9 9 10 10 11 11 10 11 11 13 34 42 45 FTTB customers (mln) 0.4 0.5 0.5 0.5 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.6 0.5 0.6 0.6 FTTB ARPU (USD) 5.8 6.3 6.5 6.4 6.7 6.8 6.7 6.5 5.7 6.2 6.2 6.7 n.a n.a n.a (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 FY20 FY21 FY22 Total revenue 45,954 46,361 50,949 54,511 53,702 58,855 63,930 66,022 64,436 70,716 78,710 79,196 197,775 242,509 293,057 EBITDA 24,628 25,325 26,933 32,488 27,678 30,796 36,809 35,777 30,233 39,092 40,180 38,279 109,373 131,060 147,784 EBITDA margin (%) 53.6% 54.6% 52.9% 59.6% 51.5% 52.3% 57.6% 54.2% 46.9% 55.3% 51.0% 48.3% 55.3% 54.0% 50.4% CAPEX 9,914 11,610 7,088 20,883 8,652 10,232 10,173 28,611 6,561 8,551 18,535 23,407 49,495 57,667 57,054 MOBILE Total revenue (Mobile) 38,812 38,583 42,547 45,547 44,490 49,157 54,282 55,809 59,002 63,902 53,194 62,492 165,489 203,738 238,589 Service Revenue (Mobile) 38,213 38,336 41,643 43,681 42,976 47,700 51,994 52,913 56,380 61,834 50,455 59,416 161,873 195,583 228,084 Data Revenue 18,635.8 19,921.6 21,025.0 22,800.6 24,157.3 27,929.2 29,495.2 31,463.6 33,883.6 37,924.2 26,644.7 36,031.4 82,383 113,045 134,484 Customers (mln) 9.6 9.4 9.7 9.5 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 9.5 9.9 10.6 ARPU (KZT) 1,283.1 1,341.5 1,448.4 1,501.4 1,501.0 1,658.8 1,776.9 1,781.4 1,818.2 2,061.1 1,612.7 1,866.7 n.a. n.a. n.a. MOU (min) 298 332 336 322 311 334 326 309 314 298 284 262 n.a. n.a. n.a. MBOU 7,677 8,729 9,795 11,258 12,194 12,261 13,330 14,430 14,303 14,974 15,835 17,207 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 16.2% 9.1% 7.2% 10.7% 7.7% 6.0% 6.4% 6.5% 5.8% 6.2% 6.4% 6.8% n.a. n.a. n.a. FIXED-LINE Total revenue (Fixed) 7,143 7,778 8,402 8,964 9,212 9,698 9,648 10,213 5,434 6,814 25,516 16,704 32,286 38,771 54,468 Service revenue (Fixed) 7,116 7,759 8,380 8,943 9,191 9,649 9,630 10,206 5,389 6,781 25,478 16,663 32,198 38,676 54,312 FTTB revenue 3,329 3,579 3,773 3,891 4,173 4,465 4,481 4,598 4,478 4,815 5,351 5,932 14,572 17,716 20,577 FTTB customers (mln) 0.44 0.46 0.46 0.49 0.51 0.52 0.54 0.56 0.58 0.60 0.62 0.64 0.5 0.6 0.6 FTTB ARPU (KZT) 2,589 2,641 2,716 2,727 2,797 2,913 2,836 2,787 2,610 2,723 2,937 3,141 n.a n.a n.a Additional KPI's 4G network coverage 69% 72% 75% 76% 77% 79% 80% 81% 82% 84% 86% 87% 76% 81% 87% 4G mobile customer penetration 44% 44% 50% 54% 56% 59% 62% 64% 66% 69% 69% 68% 54% 64% 68% Notes: For definitions please see VEON Ltd.’s earnings release published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)